Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Mar 31 2021	Dec 31 2020
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$166	$184
Accounts receivable		2,783	2,190
Current income taxes receivable		—	309
Inventory		1,088	1,060
Prepaids and other		254	231
Investments	6	422	305
Current portion of other long-term assets	7	140	82
		4,853	4,361
Exploration and evaluation assets	3	2,415	2,436
Property, plant and equipment	4	65,135	65,752
Lease assets	5	1,599	1,645
Other long-term assets	7	1,125	1,082
		$75,127	$75,276

LIABILITIES
Current liabilities
Accounts payable		$759	$667
Accrued liabilities		2,693	2,346
Current income taxes payable		101	—
Current portion of long-term debt	8	1,772	1,343
Current portion of other long-term liabilities	5, 9	674	722
		5,999	5,078
Long-term debt	8	18,237	20,110
Other long-term liabilities	5, 9	7,501	7,564
Deferred income taxes		10,159	10,144
		41,896	42,896
SHAREHOLDERS’ EQUITY
Share capital	11	9,685	9,606
Retained earnings		23,567	22,766
Accumulated other comprehensive (loss) income	12	(21)	8
		33,231	32,380
		$75,127	$75,276
Commitments and contingencies (note 16).

Approved by the Board of Directors on May 5, 2021.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Mar 31 2021	Mar 31 2020
Product sales	17	$7,019	$4,652
Less: royalties		(411)	(152)
Revenue		6,608	4,500
Expenses
Production		1,781	1,684
Transportation, blending and feedstock		1,508	1,432
Depletion, depreciation and amortization	4, 5	1,421	1,564
Administration		95	108
Share-based compensation	9	129	(223)
Asset retirement obligation accretion	9	46	52
Interest and other financing expense		185	206
Risk management activities	15	29	(64)
Foreign exchange (gain) loss		(162)	922
(Gain) loss from investments	6	(119)	260
		4,913	5,941
Earnings (loss) before taxes		1,695	(1,441)
Current income tax expense (recovery)	10	297	(179)
Deferred income tax expense	10	21	20
Net earnings (loss)		$1,377	$(1,282)
Net earnings (loss) per common share
Basic	14	$1.16	$(1.08)
Diluted	14	$1.16	$(1.08)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2021	Mar 31 2020
Net earnings (loss)	$1,377	$(1,282)
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $1 million (2020 – $5 million)	11	39
Reclassification to net earnings (loss), net of taxes of $1 million (2020 – $1 million)	(4)	(7)
	7	32
Foreign currency translation adjustment
Translation of net investment	(36)	254
Other comprehensive (loss) income, net of taxes	(29)	286
Comprehensive income (loss)	$1,348	$(996)

Canadian Natural Resources Limited	1	Three months ended March 31, 2021

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2021	Mar 31 2020
Share capital	11
Balance – beginning of period		$9,606	$9,533
Issued upon exercise of stock options		73	31
Previously recognized liability on stock options exercised for common shares		11	9
Purchase of common shares under Normal Course Issuer Bid		(5)	(56)
Balance – end of period		9,685	9,517
Retained earnings
Balance – beginning of period		22,766	25,424
Net earnings (loss)		1,377	(1,282)
Dividends on common shares	11	(558)	(502)
Purchase of common shares under Normal Course Issuer Bid	11	(18)	(215)
Balance – end of period		23,567	23,425
Accumulated other comprehensive (loss) income	12
Balance – beginning of period		8	34
Other comprehensive (loss) income, net of taxes		(29)	286
Balance – end of period		(21)	320
Shareholders’ equity		$33,231	$33,262

Canadian Natural Resources Limited	2	Three months ended March 31, 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2021	Mar 31 2020
Operating activities
Net earnings (loss)		$1,377	$(1,282)
Non-cash items
Depletion, depreciation and amortization		1,421	1,564
Share-based compensation		129	(223)
Asset retirement obligation accretion		46	52
Unrealized risk management loss (gain)		20	(17)
Unrealized foreign exchange (gain) loss		(172)	1,121
Realized foreign exchange gain on settlement of cross currency swaps		—	(166)
(Gain) loss from investments	6	(117)	268
Deferred income tax expense		21	20
Other		(99)	(118)
Abandonment expenditures		(80)	(89)
Net change in non-cash working capital		(10)	595
Cash flows from operating activities		2,536	1,725
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	8	(1,400)	649
Proceeds on settlement of cross currency swaps	15	—	166
Payment of lease liabilities	5, 9	(53)	(65)
Issue of common shares on exercise of stock options		73	31
Dividends on common shares		(503)	(444)
Purchase of common shares under Normal Course Issuer Bid	11	(23)	(271)
Cash flows (used in) from financing activities		(1,906)	66
Investing activities
Net expenditures on exploration and evaluation assets		(4)	(7)
Net expenditures on property, plant and equipment		(737)	(742)
Net change in non-cash working capital		93	(110)
Cash flows used in investing activities		(648)	(859)
(Decrease) increase in cash and cash equivalents		(18)	932
Cash and cash equivalents – beginning of period		184	139
Cash and cash equivalents – end of period		$166	$1,071
Interest paid on long-term debt, net		$212	$213
Income taxes (received) paid		$(121)	$41

Canadian Natural Resources Limited	3	Three months ended March 31, 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom ("UK") portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2020, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2020.
Critical Accounting Estimates and Judgements
For the three months ended March 31, 2021, the novel coronavirus (“COVID-19”) continued to have an impact on the global economy, including the oil and gas industry. Business conditions in the first quarter of 2021 continued to reflect the market uncertainty associated with COVID-19, with some improvements to global crude oil demand and supply conditions. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of the unaudited interim consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material.
2. CHANGES IN ACCOUNTING POLICIES
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2) in response to the Financial Stability Board’s mandated reforms to InterBank Offered Rates (“IBORs”), with financial regulators proposing that current IBOR benchmark rates be replaced by a number of new local currency denominated alternative benchmark rates. The Company retrospectively adopted the amendments on January 1, 2021. Adoption of these amendments did not have a significant impact on the Company's financial statements.

Canadian Natural Resources Limited	4	Three months ended March 31, 2021

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2020	$2,101	$—	$83	$252	$2,436
Additions	2	—	2	—	4
Transfers to property, plant and equipment	(25)	—	—	—	(25)
At March 31, 2021	$2,078	$—	$85	$252	$2,415
4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2020	$73,997	$7,283	$3,963	$45,710	$457	$485	$131,895
Additions	419	32	23	257	2	6	739
Transfers from E&E assets	25	—	—	—	—	—	25
Derecognitions (1)	(83)	—	—	(7)	—	—	(90)
Foreign exchange adjustments and other	—	(106)	(57)	—	—	—	(163)
At March 31, 2021	$74,358	$7,209	$3,929	$45,960	$459	$491	$132,406
Accumulated depletion and depreciation
At December 31, 2020	$49,641	$5,853	$2,822	$7,289	$168	$370	$66,143
Expense	844	65	24	421	4	6	1,364
Derecognitions (1)	(83)	—	—	(7)	—	—	(90)
Foreign exchange adjustments and other	1	(105)	(40)	(2)	—	—	(146)
At March 31, 2021	$50,403	$5,813	$2,806	$7,701	$172	$376	$67,271
Net book value
- at March 31, 2021	$23,955	$1,396	$1,123	$38,259	$287	$115	$65,135
- at December 31, 2020	$24,356	$1,430	$1,141	$38,421	$289	$115	$65,752
(1) An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.

Canadian Natural Resources Limited	5	Three months ended March 31, 2021

5. LEASES

Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2020	$1,038	$379	$128	$100	$1,645
Additions	—	11	—	2	13
Depreciation	(30)	(14)	(7)	(6)	(57)
Foreign exchange adjustments and other	—	—	(2)	—	(2)
At March 31, 2021	$1,008	$376	$119	$96	$1,599

Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at March 31, 2021 were as follows:

	Mar 31 2021	Dec 31 2020
Lease liabilities	$1,650	$1,690
Less: current portion	186	189
	$1,464	$1,501
Total cash outflows for leases for the three months ended March 31, 2021, including payments related to short-term leases not reported as lease assets, were $288 million (March 31, 2020 – $319 million). Interest expense on leases for the three months ended March 31, 2021 was $16 million (March 31, 2020 – $17 million).
6. INVESTMENTS
As at March 31, 2021, the Company had the following investments:

	Mar 31 2021	Dec 31 2020
Investment in PrairieSky Royalty Ltd.	$307	$228
Investment in Inter Pipeline Ltd.	115	77
	$422	$305
The (gain) loss from the investments was comprised as follows:

	Three Months Ended
	Mar 31 2021	Mar 31 2020
Fair value (gain) loss from investments	$(117)	$268
Dividend income from investments	(2)	(8)
	$(119)	$260
The Company’s investments in PrairieSky Royalty Ltd. ("PrairieSky") and Inter Pipeline Ltd. ("Inter Pipeline") do not constitute significant influence, and are accounted for at fair value through profit or loss, measured at each reporting date. As at March 31, 2021, the Company’s investments in PrairieSky and Inter Pipeline were classified as current assets.
The Company's investment in PrairieSky consists of 22.6 million common shares. As at March 31, 2021 the market price per common share was $13.55 (December 31, 2020 – $10.09; March 31, 2020 – $7.43).
The Company's investment in Inter Pipeline consists of 6.4 million common shares. As at March 31, 2021 the market price per common share was $17.97 (December 31, 2020 – $11.87; March 31, 2020 – $8.42).

Canadian Natural Resources Limited	6	Three months ended March 31, 2021

7. OTHER LONG-TERM ASSETS

	Mar 31 2021	Dec 31 2020
North West Redwater Partnership	$555	$555
Prepaid cost of service toll	160	162
Risk management (note 15)	143	136
Long-term inventory	131	121
Other (1)	276	190
	1,265	1,164
Less: current portion	140	82
	$1,125	$1,082
(1) Includes physical product sales contracts valued at $103 million at March 31, 2021 (December 31, 2020 - $111 million).
The Company has a 50% equity investment in and as at March 31, 2021 has made subordinated debt advances, net of repayments, of $555 million to NWRP, including accrued interest. The subordinated debt is repayable over 10 years commencing July 2021, and bears interest at prime plus 6%. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that targets to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission, an agent of the Government of Alberta, under a 30-year fee-for-service tolling agreement.
On June 1, 2020, the refinery achieved the Commercial Operation Date ("COD"), pursuant to the terms of the tolling agreement. The Company is unconditionally obligated to pay its 25% pro rata share of the debt tolls over the 30-year tolling period (note 16). Subsequent to COD, sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment.
The unrecognized share of the equity (income) loss from NWRP for the three months ended March 31, 2021 was a recovery of unrecognized equity losses of $17 million (three months ended March 31, 2020 – unrecognized equity loss of $93 million). As at March 31, 2021, the cumulative unrecognized share of equity losses from NWRP was $136 million (December 31, 2020 – $153 million; March 31, 2020 – $152 million).

Canadian Natural Resources Limited	7	Three months ended March 31, 2021

8. LONG-TERM DEBT

	Mar 31 2021	Dec 31 2020
Canadian dollar denominated debt, unsecured
Bank credit facilities	$1,127	$1,614
Medium-term notes	3,200	3,200
	4,327	4,814
US dollar denominated debt, unsecured
Bank credit facilities (March 31, 2021 – US$3,690 million; December 31, 2020 - US$3,953 million)	4,639	5,041
Commercial paper (March 31, 2021 – US$115 million; December 31, 2020 – US$426 million)	145	544
US dollar debt securities (March 31, 2021 – US$8,750 million; December 31, 2020 – US$8,750 million)	11,001	11,161
	15,785	16,746
Long-term debt before transaction costs and original issue discounts, net	20,112	21,560
Less: original issue discounts, net (1)	17	18
transaction costs (1) (2)	86	89
	20,009	21,453
Less: current portion of commercial paper	145	544
current portion of other long-term debt (1) (2)	1,627	799
	$18,237	$20,110
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at March 31, 2021, the Company had undrawn revolving bank credit facilities of $4,959 million. Additionally, the Company had in place fully drawn term credit facilities of $5,775 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. At March 31, 2021, the Company had $145 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
•a $100 million demand credit facility;
•a $2,425 million revolving syndicated credit facility maturing June 2022;
•a $2,125 million non-revolving term credit facility maturing June 2022;
•a $1,000 million non-revolving term credit facility maturing February 2023;
•a $2,650 million non-revolving term credit facility maturing February 2023;
•a $2,425 million revolving syndicated credit facility maturing June 2023; and
•a £5 million demand credit facility related to the Company’s North Sea operations.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate.
During the first quarter of 2021, the $1,000 million non-revolving term credit facility, originally due February 2022, was extended to February 2023.
During 2019, the Company entered into a $3,250 million non-revolving term credit facility to finance the acquisition of assets from Devon. During 2020, the Company repaid $162.5 million related to the required annual amortization. During the first quarter of 2021, the Company repaid a further $962.5 million on the facility, reducing the outstanding balance to $2,125 million, and exceeding the required annual amortization of $162.5 million originally due in June 2021. Subsequent to March 31, 2021, the Company repaid a further $650 million on the facility, reducing the outstanding balance to $1,475 million. The facility matures in June 2022.

Canadian Natural Resources Limited	8	Three months ended March 31, 2021

The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at March 31, 2021 was 1.1% (March 31, 2020 – 2.2%), and on total long-term debt outstanding for the three months ended March 31, 2021 was 3.3% (March 31, 2020 – 3.9%).
As at March 31, 2021, letters of credit and guarantees aggregating to $506 million were outstanding.
Medium-Term Notes
As at March 31, 2021, the Company had $2,200 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
As at March 31, 2021, the Company had US$1,900 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
9. OTHER LONG-TERM LIABILITIES

	Mar 31 2021	Dec 31 2020
Asset retirement obligations	$5,816	$5,861
Lease liabilities (note 5)	1,650	1,690
Share-based compensation	278	160
Risk management (note 15)	57	160
Transportation and processing contracts	259	270
Other (1)	115	145
	8,175	8,286
Less: current portion	674	722
	$7,501	$7,564
(1) Includes $47 million related to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next two years.

Canadian Natural Resources Limited	9	Three months ended March 31, 2021

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 3.7% (December 31, 2020 – 3.7%) and inflation rates of up to 2% (December 31, 2020 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Mar 31 2021	Dec 31 2020
Balance – beginning of period	$5,861	$5,771
Liabilities incurred	2	5
Liabilities acquired, net	—	13
Liabilities settled	(80)	(249)
Asset retirement obligation accretion	46	205
Revision of cost and timing estimates	—	(134)
Change in discount rates	—	253
Foreign exchange adjustments	(13)	(3)
Balance – end of period	5,816	5,861
Less: current portion	158	184
	$5,658	$5,677
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company’s Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Mar 31 2021	Dec 31 2020
Balance – beginning of period	$160	$297
Share-based compensation expense (recovery)	129	(82)
Cash payment for stock options surrendered and PSUs vested	(1)	(39)
Transferred to common shares	(11)	(21)
Charged to Oil Sands Mining and Upgrading, net	1	5
Balance – end of period	278	160
Less: current portion	208	119
	$70	$41
Included within share-based compensation liability as at March 31, 2021 was $63 million related to PSUs granted to certain executive employees (December 31, 2020 – $49 million).

Canadian Natural Resources Limited	10	Three months ended March 31, 2021

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended
Expense (recovery)	Mar 31 2021	Mar 31 2020
Current corporate income tax – North America	$285	$(194)
Current corporate income tax – North Sea	11	9
Current corporate income tax – Offshore Africa	4	4
Current PRT (1) – North Sea	(5)	—
Other taxes	2	2
Current income tax	297	(179)
Deferred income tax	21	20
Income tax	$318	$(159)
(1) Petroleum Revenue Tax.
11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Three Months Ended Mar 31, 2021
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,183,866	$9,606
Issued upon exercise of stock options	2,419	73
Previously recognized liability on stock options exercised for common shares	—	11
Purchase of common shares under Normal Course Issuer Bid	(600)	(5)
Balance – end of period	1,185,685	$9,685
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 3, 2021, the Board of Directors declared a quarterly dividend of $0.47 per common share, an increase from the previous quarterly dividend of $0.425 per common share. The dividend was payable on April 5, 2021.
Normal Course Issuer Bid
On March 9, 2021, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,278,474 common shares, over a 12-month period commencing March 11, 2021 and ending March 10, 2022.
For the three months ended March 31, 2021, the Company purchased 600,000 common shares at a weighted average price of $38.61 per common share for a total cost of $23 million. Retained earnings were reduced by $18 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to March 31, 2021, the Company purchased 960,000 common shares at a weighted average price of $38.15 per common share for a total cost of $37 million.

Canadian Natural Resources Limited	11	Three months ended March 31, 2021

Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding at March 31, 2021:

	Three Months Ended Mar 31, 2021
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	48,656	$37.53
Granted	11,275	$32.85
Exercised for common shares	(2,419)	$29.99
Surrendered for cash settlement	(127)	$32.40
Forfeited	(1,092)	$35.01
Outstanding – end of period	56,293	$36.98
Exercisable – end of period	17,935	$40.64
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
12. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
The components of accumulated other comprehensive (loss) income, net of taxes, were as follows:

	Mar 31 2021	Mar 31 2020
Derivative financial instruments designated as cash flow hedges	$76	$103
Foreign currency translation adjustment	(97)	217
	$(21)	$320
13. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At March 31, 2021, the ratio was within the target range at 37.4%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Mar 31 2021	Dec 31 2020
Long-term debt, net (1)	$19,843	$21,269
Total shareholders’ equity	$33,231	$32,380
Debt to book capitalization	37.4%	39.6%
(1)Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At March 31, 2021, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	12	Three months ended March 31, 2021

14. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended
		Mar 31 2021	Mar 31 2020
Weighted average common shares outstanding – basic (thousands of shares)		1,185,551	1,183,138
Effect of dilutive stock options (thousands of shares)		1,661	—
Weighted average common shares outstanding – diluted (thousands of shares)		1,187,212	1,183,138
Net earnings (loss)		$1,377	$(1,282)
Net earnings (loss) per common share	– basic	$1.16	$(1.08)
	– diluted	$1.16	$(1.08)
15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Mar 31, 2021
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,783	$—	$—	$—	$2,783
Investments	—	422	—	—	422
Other long-term assets	555	—	143	—	698
Accounts payable	—	—	—	(759)	(759)
Accrued liabilities	—	—	—	(2,693)	(2,693)
Other long-term liabilities (1)	—	(57)	—	(1,697)	(1,754)
Long-term debt (2)	—	—	—	(20,009)	(20,009)
	$3,338	$365	$143	$(25,158)	$(21,312)

	Dec 31, 2020
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,190	$—	$—	$—	$2,190
Investments	—	305	—	—	305
Other long-term assets	555	—	136	—	691
Accounts payable	—	—	—	(667)	(667)
Accrued liabilities	—	—	—	(2,346)	(2,346)
Other long-term liabilities (1)	—	(52)	(108)	(1,762)	(1,922)
Long-term debt (2)	—	—	—	(21,453)	(21,453)
	$2,745	$253	$28	$(26,228)	$(23,202)
(1)Includes $1,650 million of lease liabilities (December 31, 2020 – $1,690 million) and $47 million of deferred purchase consideration payable over the next two years (December 31, 2020 – $72 million).
(2)Includes the current portion of long-term debt.

Canadian Natural Resources Limited	13	Three months ended March 31, 2021

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Mar 31, 2021
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$422	$422	$—	$—
Other long-term assets	$698	$—	$143	$555
Other long-term liabilities	$(104)	$—	$(57)	$(47)
Fixed rate long-term debt (6) (7)	$(14,098)	$(15,836)	$—	$—

	Dec 31, 2020
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$305	$305	$—	$—
Other long-term assets	$691	$—	$136	$555
Other long-term liabilities	$(232)	$—	$(160)	$(72)
Fixed rate long-term debt (6) (7)	$(14,254)	$(16,598)	$—	$—
(1)Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)There were no transfers between Level 1, 2 and 3 financial instruments.
(3)The fair values of the investments are based on quoted market prices.
(4)The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.
(5)The fair value of NWRP subordinated debt is based on the present value of future cash receipts.
(6)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(7)Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	14	Three months ended March 31, 2021

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Mar 31 2021	Dec 31 2020
Derivatives held for trading
Natural gas fixed price swaps	$(10)	$(5)
Natural gas basis swaps	(45)	(40)
Foreign currency forward contracts	(2)	(7)
Cash flow hedges
Foreign currency forward contracts	8	(108)
Cross currency swaps	135	136
	$86	$(24)

Included within:
Current portion of other long-term assets	$14	$5
Current portion of other long-term liabilities	(25)	(131)
Other long-term assets	129	131
Other long-term liabilities	(32)	(29)
	$86	$(24)
For the three months ended March 31, 2021, the ineffectiveness arising from cash flow hedges was a gain of $1 million (year ended December 31, 2020 – loss of $1 million).
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Mar 31 2021	Dec 31 2020
Balance – beginning of period	$(24)	$178
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	(4)	(32)
Foreign exchange	107	(168)
Other comprehensive income (loss)	7	(2)
Balance – end of period	86	(24)
Less: current portion	(11)	(126)
	$97	$102

Canadian Natural Resources Limited	15	Three months ended March 31, 2021

Net loss (gain) from risk management activities were as follows:

	Three Months Ended
	Mar 31 2021	Mar 31 2020
Net realized risk management loss (gain)	$9	$(47)
Net unrealized risk management loss (gain)	20	(17)
	$29	$(64)
Financial Risk Factors
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At March 31, 2021, the Company had the following derivative financial instruments outstanding. All of these instruments were assumed in the acquisition of Painted Pony in the fourth quarter of 2020:

	Remaining term			Weighted average volume	Weighted average price	Index
Natural Gas
Fixed price swap	Apr 2021	-	Dec 2021	34,558 GJ/d	$2.00/GJ	AECO
	Apr 2021	-	Dec 2021	28,291 MMBtu/d	US$2.41/MMBtu	DAWN
	Apr 2021	-	Dec 2021	19,436 MMBtu/d	US$2.51/MMBtu	NYMEX
	Apr 2021	-	Dec 2021	15,000 MMBtu/d	US$2.62/MMBtu	SUMAS

Differential swap	Apr 2021	-	Aug 2021	20,000 GJ/d	$0.29/GJ	AECO-STN 2

Basis swap	Apr 2021	-	Dec 2023	54,527 MMBtu/d	US$1.24/MMBtu	AECO
	Jan 2024	-	Dec 2025	20,000 MMBtu/d	US$0.97/MMBtu	AECO
	Apr 2021	-	Dec 2021	20,000 MMBtu/d	US$0.09/MMBtu	DAWN
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At March 31, 2021, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.

Canadian Natural Resources Limited	16	Three months ended March 31, 2021

At March 31, 2021, the Company had the following cross currency swap contract outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swap	Apr 2021	-	Mar 2038	US$550	1.170	6.25%	5.76%
The cross currency swap derivative financial instrument was designated as a hedge at March 31, 2021 and was classified as a cash flow hedge.
In addition to the cross currency swap contract noted above, at March 31, 2021, the Company had US$4,373 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,805 million designated as cash flow hedges.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At March 31, 2021, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At March 31, 2021, the Company had net risk management assets of $141 million with specific counterparties related to derivative financial instruments (December 31, 2020 – $129 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
The maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$759	$—	$—	$—
Accrued liabilities	$2,693	$—	$—	$—
Long-term debt (1)	$1,772	$7,024	$3,138	$8,178
Other long-term liabilities (2)	$236	$193	$415	$910
Interest and other financing expense (3)	$747	$659	$1,553	$4,266
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $186 million; one to less than two years, $155 million; two to less than five years, $399 million; and thereafter $910 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at March 31, 2021.

Canadian Natural Resources Limited	17	Three months ended March 31, 2021

16. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at March 31, 2021:

	Remaining 2021	2022	2023	2024	2025	Thereafter
Product transportation and processing (1)	$661	$826	$879	$842	$809	$10,365
North West Redwater Partnership service toll (2)	$122	$156	$159	$156	$149	$2,642
Offshore vessels and equipment	$48	$41	$—	$—	$—	$—
Field equipment and power	$19	$21	$21	$21	$21	$246
Other	$18	$21	$20	$21	$21	$16
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt component of the monthly cost of service tolls. Included in the cost of service tolls is $1,092 million of interest payable over the 30-year tolling period (note 7).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	18	Three months ended March 31, 2021

17. SEGMENTED INFORMATION

	North America		North Sea		Offshore Africa		Total Exploration and Production

	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2021	2020	2021	2020	2021	2020	2021	2020
Segmented product sales
Crude oil and NGLs	3,095	1,850	200	133	78	84	3,373	2,067
Natural gas	486	275	1	8	5	8	492	291
Other income and revenue (1)	31	(10)	—	1	2	2	33	(7)
Total segmented product sales	3,612	2,115	201	142	85	94	3,898	2,351
Less: royalties	(285)	(114)	—	—	(4)	(4)	(289)	(118)
Segmented revenue	3,327	2,001	201	142	81	90	3,609	2,233
Segmented expenses
Production	727	709	114	94	21	22	862	825
Transportation, blending and feedstock	1,146	1,070	2	7	—	—	1,148	1,077
Depletion, depreciation and amortization	868	955	68	99	31	41	967	1,095
Asset retirement obligation accretion	25	27	5	7	1	1	31	35
Risk management activities (commodity derivatives)	19	2	—	—	—	—	19	2
Total segmented expenses	2,785	2,763	189	207	53	64	3,027	3,034
Segmented earnings (loss) before the following	542	(762)	12	(65)	28	26	582	(801)
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange (gain) loss
(Gain) loss from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax expense (recovery)
Deferred income tax expense
Net earnings (loss)

Canadian Natural Resources Limited	19	Three months ended March 31, 2021

	Oil Sands Mining and Upgrading		Midstream and Refining		Inter–segment elimination and other		Total

	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2021	2020	2021	2020	2021	2020	2021	2020
Segmented product sales
Crude oil and NGLs (2)	2,983	2,204	19	21	(87)	31	6,288	4,323
Natural gas	—	—	—	—	63	46	555	337
Other income and revenue (1)	10	(3)	131	—	2	2	176	(8)
Total segmented product sales	2,993	2,201	150	21	(22)	79	7,019	4,652
Less: royalties	(122)	(34)	—	—	—	—	(411)	(152)
Segmented revenue	2,871	2,167	150	21	(22)	79	6,608	4,500
Segmented expenses
Production	838	809	63	6	18	44	1,781	1,684
Transportation, blending and feedstock (2)	297	270	105	—	(42)	85	1,508	1,432
Depletion, depreciation and amortization	450	440	4	4	—	25	1,421	1,564
Asset retirement obligation accretion	15	17	—	—	—	—	46	52
Risk management activities (commodity derivatives)	—	—	—	—	—	—	19	2
Total segmented expenses	1,600	1,536	172	10	(24)	154	4,775	4,734
Segmented earnings (loss) before the following	1,271	631	(22)	11	2	(75)	1,833	(234)
Non–segmented expenses
Administration							95	108
Share-based compensation							129	(223)
Interest and other financing expense							185	206
Risk management activities (other)							10	(66)
Foreign exchange (gain) loss							(162)	922
(Gain) loss from investments							(119)	260
Total non–segmented expenses							138	1,207
Earnings (loss) before taxes							1,695	(1,441)
Current income tax expense (recovery)							297	(179)
Deferred income tax expense							21	20
Net earnings (loss)							1,377	(1,282)
(1) Includes the sale of diesel and other refined products and other income, including government grants and recoveries associated with the joint operations partners' share of the cost of lease contracts.
(2) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	20	Three months ended March 31, 2021

Capital Expenditures (1)

	Three Months Ended
	Mar 31, 2021			Mar 31, 2020
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$2	$(25)	$(23)	$6	$(17)	$(11)
Offshore Africa	2	—	2	1	—	1
	$4	$(25)	$(21)	$7	$(17)	$(10)

Property, plant and equipment
Exploration and Production
North America	$417	$(56)	$361	$389	$(919)	$(530)
North Sea	32	—	32	26	(114)	(88)
Offshore Africa	23	—	23	26	(29)	(3)
	472	(56)	416	441	(1,062)	(621)
Oil Sands Mining and Upgrading (3)	257	(7)	250	289	(459)	(170)
Midstream and Refining	2	—	2	1	—	1
Head office	6	—	6	11	—	11
	$737	$(63)	$674	$742	$(1,521)	$(779)
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Net expenditures include capitalized interest and share-based compensation.

Segmented Assets

	Mar 31 2021	Dec 31 2020
Exploration and Production
North America	$28,862	$29,094
North Sea	1,498	1,624
Offshore Africa	1,363	1,407
Other	110	81
Oil Sands Mining and Upgrading	41,725	41,567
Midstream and Refining	1,370	1,301
Head office	199	202
	$75,127	$75,276

Canadian Natural Resources Limited	21	Three months ended March 31, 2021

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2019. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2021:
Interest coverage (times)
Net earnings (1)	4.0x
Adjusted funds flow (2)	10.0x
(1)Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2)Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	22	Three months ended March 31, 2021